130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@AvalonAM.com www.AvalonAdvancedMaterials.com

NEWS RELEASE

March 11, 2016	No. 16-04

Avalon Completes Non-Brokered Private Placement for Gross Proceeds of $1,370,000

Toronto, ON – Avalon Advanced Materials Inc. (TSX: AVL and OTCQX: AVLNF) (“Avalon” or the “Company”) is pleased to announce that it has completed a non-brokered private placement today of 13,700,000 units at a price of $0.10 per unit for gross proceeds of $1,370,000.

Each unit was comprised of one common share and one-half of one common share purchase warrant. Each whole warrant shall entitle the holder to acquire one common share at a price of $0.15 for a period of 24 months from today, or, if at any time following September 11, 2016, the closing price of the common shares on the TSX is $0.25 or higher for a period of twenty consecutive trading days, the Company may, by notice to the holder (supplemented by a news release of general dissemination) reduce the expiry date of the warrants to not less than 30 days from the date of such notice.

In conjunction with this private placement Avalon paid finder’s fees of $30,000 and issued 300,000 non-transferrable finder’s warrants, with each finder’s warrant being exercisable to acquire one common share of the Company at a price of $0.11 for a period of 24 months from today, subject to adjustment as described above. Pursuant to Canadian securities laws, the securities issuable under this private placement are subject to a hold period which expires on July 12, 2016.

Proceeds from this private placement will be used for general corporate purposes primarily related to the advancement of the Company’s Separation Rapids Lithium Project.

Don Bubar, Avalon's President and CEO, commented, “We are pleased to have completed this private placement in a challenging equity market environment. The proceeds from this private placement, along with the proceeds from the flow-through financing completed on December 24, 2015, provide the Company with sufficient funding to complete the planned Preliminary Economic Assessment on the Separation Rapids Lithium Project, scheduled for the end of June, 2016.”

This press release is not an offer of securities for sale in the United States. The securities have not been and will not be registered under the US Securities Act of 1933, as amended (the “US Securities Act”), and may not be offered or sold in the United States or to US persons (as defined in Regulation S under the US Securities Act) absent registration or an applicable exemption from registration.

About Avalon Advanced Materials Inc.

Avalon Advanced Materials Inc. (formerly Avalon Rare Metals Inc.) is a Canadian mineral development company specializing in niche market metals and minerals with growing demand in new technology. The Company has three advanced stage projects, all 100%-owned, providing investors with exposure to lithium, tin and indium, as well as rare earth elements, tantalum, niobium, and zirconium. Avalon is currently focusing on its Separation Rapids Lithium Project, Kenora, ON and its East Kemptville Tin-Indium Project, Yarmouth, NS. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@AvalonAM.com, or phone Don Bubar, President & CEO at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements related to how the Company plans to use the net proceeds from the Private Placement, and that proceeds from this private placement, along with the proceeds from our recent flow-through financing completed on December 24, 2015, provide the Company with sufficient funding to complete the planned Preliminary Economic Analysis for its Separation Rapids Lithium Project, scheduled for the end of June, 2016. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “potential”, “scheduled”, “anticipates”, “continues”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, and the possibility of cost overruns or unanticipated costs and expenses as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.